16003808

UNITEDSTATES
IES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section FEB 25 2016 Washington DC 409

SEC FILE NUMBER
8- 69392

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SPENCER PIERCE SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 BANYAN ROAD
(No. and Street)

SKILLMAN (City) NEW JERSEY (State) 08558 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ADRIENNE YOST HART 215·816·2800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WSRP
(Name – *if individual, state last, first, middle name*)

155 NORTH 400 WEST #400, SALT LAKE CITY UTAH 84103
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, CHARLES BADALAMENTI, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SPENCER PIERCE SECURITIES LLC, as of DECEMBER 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

FINANCIAL OPERATIONS PRINCIPAL

Title

Notary Public

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Adrienne Yost Hart, Notary Public
City of Philadelphia, Philadelphia County
My Commission Expires Aug. 28, 2017
MEMBER, PENNSYLVANIA ASSOCIATION OF NOTARIES

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SPENCER PIERCE SECURITIES, LLC

SEC Annual Audited Report Form X-17A-5
Part III, Facing Page and Oath or Affirmation
and
Report of Independent Registered Public Accounting Firm
and
Financial Statements and Supplemental Schedules

For the Year ended December 31, 2015

Spencer Pierce Securities, LLC
December 31, 2015

Table of Contents

Annual Audited Report Form X-17A-5 Part III Facing Page	1
Annual Audited Report Form X-17A-5 Part III Oath or Affirmation	2
Report of Independent Registered Public Accounting Firm	4
Financial Statements	
Statement of Financial Condition	5
Statement of Operations	6
Statement of Changes in Members' Equity	7
Statement of Cash Flows	8
Notes to Financial Statements	9-12
Supplementary Information	
Schedule I - Computation of Net Capital Under SEC Rule 15c3-1	13
Schedule II - Computation for Determination of the Reserve Requirements Pursuant to SEC Rule 15c3-3	14
Schedule III - Information Relating to the Possession Or Control Requirements Pursuant to SEC Rule 15c3-3	15
SPS Exemption Report for 2015	16
Review Report of Independent Registered Public Accounting Firm	17
Independent Accountant's Agreed upon Procedures Report on Schedule of Assessment and Payments (Form SIPC)	18

WSRP, LLC
CERTIFIED PUBLIC ACCOUNTANTS
& BUSINESS ADVISORS
www.WSRP.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Members of
Spencer Pierce Securities, LLC

We have audited the accompanying statement of financial condition of Spencer Pierce Securities, LLC as of December 31, 2015 and the related statements of operations, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of Spencer Pierce Securities, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Spencer Pierce Securities, LLC at December 31, 2015, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The Computation of Net Capital Under SEC Rule 15c3-1, Computation for Determination of the Reserve Requirements Under SEC Rule 15c3-3, and the Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3 (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of Spencer Pierce Securities, LLC's financial statements. The supplemental information is the responsibility of Spencer Pierce Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Securities Exchange Act of 1934 Rule 17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

WSRP, LLC

WSRP, LLC
Salt Lake City, Utah
February 23, 2016

SALT LAKE - 155 North 400 West, Suite 400 · Salt Lake City, Utah · 84103 · 801.328.2011 (office) · 801.328.2015 (fax)
LEHI - 2989 West Maple Loop Drive, Suite 210 · Lehi, Utah · 84043 · 801.328.2011 (office) · 801.776.1551 (fax)
LAS VEGAS - 1820 East Warm Springs Road, Suite 112 · Las Vegas, Nevada · 89119 · 702.451.3099 (office) · 702.568.5030 (fax)

Spencer Pierce Securities, LLC
Statement of Financial Condition
As of December 31, 2015

TOTAL ASSETS	
Current Assets	
Cash	$8,369
Other Current Assets	753
Total Current Assets	9,122
TOTAL ASSETS	$9,122
	==========
LIABILITIES AND MEMBERS' EQUITY	
Accrued Liabilities	$48
Total Current Liabilities	48
TOTAL LIABILITIES	48
MEMBERS' EQUITY	9,074
TOTAL LIABILITIES AND MEMBERS' EQUITY	$9,122
	==========

The accompanying notes to the financial statement are an integral part of these financial statements.

Spencer Pierce Securities, LLC
Statement of Operations
For the Year Ended December 31, 2015

REVENUE	$0
EXPENSE	
Professional Fees	-$29,785
Rent Expense	-7,381
FINRA Fees	-2,721
Computer and Internet Expense	-2,301
Travel Expense	-193
Insurance Expense and Other	-729
TOTAL EXPENSE	-43,110
NET ORDINARY LOSS	-43,110
NET LOSS	-$43,110

The accompanying notes to the financial statement are an integral part of these financial statements.

Spencer Pierce Securities, LLC
Statement of Changes in Members' Equity
For the Year Ended December 31, 2015

Balance at December 31, 2014	$27,022
Net Loss for the Year Ended December 31, 2015	-43,110
Forgiveness of Rent Payment	2,339
Forgiveness of Payroll Expense	9,823
Cash Infusions	13,000
Members' Equity as of December 31, 2015	$9,074

The accompanying notes to the financial statement are an integral part of these financial statements.

Spencer Pierce Securities, LLC
Statement of Cash Flows
For the Year Ended December 31, 2015

OPERATING ACTIVITIES		
	Net Loss	-$43,110
	Adjustments to Reconcile Net Loss:	
	Prepaid Insurance	552
	Prepaid FINRA Fees	1,070
	Forgiveness of Payroll Expense	9,823
	Prepaid Rent	2,059
	Accrued Expenses (Professional Fees)	-1,152
	Net Cash Provided from Operations	-$30,758
FINANCING ACTIVITIES		
	Members' Capital Infusion	$13,000
	Net Cash Provided by Financing	$13,000
	Net Decrease in Cash	-$17,758
	Cash at Beginning of Period	$26,127
	Cash at End of Period	$8,369

There was no interest paid in the period, nor were any taxes paid.
For the period there is $2,339 of rent forgiveness.

The accompanying notes to the financial statement are an integral part of these financial statements.

Notes to Financial Statements

Note 1. Nature of Business

Spencer Pierce Securities, LLC (the "Company") is domiciled and registered in the State of New Jersey. It operates as a broker-dealer registered with the U.S. Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). It is also registered with the Securities Investor Protection Corporation ("SIPC"). The Company executed its membership agreement with FINRA on June 16, 2014. The Company is a single-member limited liability company wholly-owned by Spencer Pierce Capital, LLC ("SPC").

Note 2. Significant Accounting Policies

The Company follows accounting standards established by the Financial Accounting Standards Board (the "FASB") to ensure consistent reporting of financial condition, results of operations and cash flows. References to Generally Accepted Accounting Principles ("GAAP") in these footnotes are to the *FASB Accounting Standards Codification*™, sometimes referred to as the "Codification" or "ASC".

The Company prepares its financial statements on the accrual basis of accounting. Under the accrual basis of accounting, revenues are recognized when they are earned and expenses are recognized when the underlying obligations have been incurred.

The preparation of financial statements in conformity with GAAP requires management to make certain estimates and assumptions that affect certain reported amounts of assets and liabilities. GAAP also requires disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company has earned no revenue as of the date of this report. However, if it had earned any revenue in connection with the conduct of its private placement advisory services those revenues would have been recognized as earned in accordance with the terms of the advisory contract.

It should be noted that the Company has never been in a position to offer its private placement advisory services to clients. As such, it has only incurred expenses associated with meeting its compliance obligations as a regulated entity. To that end, certain owners and consultants have spent documented time ensuring that the Company's operations were adequately overseen. To that end, these certain owners and consultants contributed their time with the understanding that they would not be paid for their services. Pursuant to guidance provided by the SEC and the Public Company Accounting Oversight Board, these expenses are considered to be non-cash contributed capital as there is no expectation of future repayment.

The Company considers any investments with a maturity of three months or less as cash and cash equivalent holdings.

Note 3. Subsequent Events

The Company has evaluated its subsequent events through February 23, 2016, the date that the accompanying financial statements were available to be issued. There is a risk that the company will be unable to continue operations or meet its net capital requirements, however, the Company has entered into an agreement to sell all its assets to Rockdale Holdings, LLC. Upon approval from FINRA and closing on the transaction, the Company will operate as Rockdale Securities, LLC. At that time, the Company's current ownership will cease to have any association with the Company.

Note 4. Related Party Transactions

The Company entered into an expense-sharing agreement with SPC with respect to the rent expense associated with its office. During the year total rent expenses of $7,381 were paid subject to this agreement. However, in July 1, 2015, the Company moved its office to Skillman, New

Jersey and no further rental expenses were incurred. Also, as mentioned previously, certain owners and consultants to the Company forgave professional fees and travel expenses totaling $9,823.

Note 5. Income Tax Status

As a single-member limited liability company, the Company is treated as a "disregarded entity" for income tax purposes. Thus, for federal income tax purposes, the Company is accounted for as a division of SPC and does not file separate tax returns. The Company's financial activity is reported in conjunction with the federal and state income tax filings of SPC. Income taxes have not been provided as the members of SPC are individually liable for taxes, if any, on their share of SPC's net income or loss. SPC may recognize the tax benefit from an uncertain tax position only if it is more-likely-than-not that the tax position will be sustained on examination by taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than fifty (50) percent likelihood of being realized upon ultimate settlement. The guidance on accounting for uncertainty in income taxes also addresses de-recognition, classification, interest and penalties on income taxes and accounting in interim periods.

Management evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance.

SPC files income tax returns in the U.S. federal jurisdiction and in the state of New Jersey. SPC is subject to U.S. federal and state income tax examinations by tax authorities for tax years beginning in 2013.

Note 6. Net Capital Requirement

The Company is a broker-dealer subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 during the twelve (12) months after commencing business. Rule 15c3-1 also requires that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio

would exceed 10 to 1. At December 31, 2015, the Company had net capital of $8,321 that was $3,321 in excess of its required net capital of $5,000. The Company maintained debt of $48 so that the ratio of aggregate indebtedness to net capital was 1:.006.

Note 7. Commitments and Contingencies

For the period ending December 31, 2015, the Company is aware of no commitments, contingencies or guarantees that might result in a loss or future obligation.

Note 8. Concentration of Credit Risk

The Company maintains all cash balances in one financial institution that, at times, might exceed the amount insured by the Federal Deposit Insurance Corporation. The exposure to the Company is solely dependent on daily bank balances and the strength of the financial institution. The Company has not incurred any losses to date. At December 31, 2015, the amount in excess of insured limits was zero.

Note 9. Recent Accounting Pronouncements

The Company is not aware of any recent accounting pronouncements that would have an impact on the financial statements as presented.

Spencer Pierce Securities, LLC
Schedule I
Computation of Net Capital Under SEC Rule 15c3-1
As of December 31, 2015

NET CAPITAL	
Members' Equity	$9,074
Less: Non-Allowable Assets Pre-paid Expenses	753
Net Capital	$8,321
AGGREGATE INDEBTEDNESS	48
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS	
Minimum Net Capital Requirement	5,000
6 2/3 of aggregate indebtedness	3
The greater of $5,000 or 6 2/3% of aggregate indebtedness	$5,000
Excess Net Capital	$3,321
Ratio of Aggregate Indebtedness to Net Capital	1:.006

A reconciliation of the Company's computation of net capital as reported was not prepared as there are no material differences between the Company's computation of net capital included in its unaudited Form X-17A-5 Part II and the computation contained therein.

Spencer Pierce Securities, LLC
Supplemental Schedule II
Other Information
December 31, 2015

II – COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 as of December 31, 2015. The Company's activities are limited to those set forth in the condition for exemption appearing in paragraph (k)(2)(i).

See Report of Independent Registered Public Accounting Firm

Spencer Pierce Securities, LLC
Supplemental Schedule III
Other Information
December 31, 2015

III – INFORMATION RELATED TO THE POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 as of December 31, 2015. The Company's activities are limited to those set forth in the condition for exemption appearing in paragraph (k)(2)(i). The Company did not maintain possession of control of any customer funds or securities at December 31, 2015.

See Report of Independent Registered Public Accounting Firm

SPENCER PIERCE SECURITIES, LLC

Statement of Exemption
December 31, 2015

Spencer Pierce Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claims an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(i) (the "exemption provision") and (2) the Company met the exemption provision throughout the most recent fiscal year of 2015 from January 1st, 2015 to December 31, 2015 except as described below:

Commencing with its first FOCUS filing of January 1st, 2015 through December 31, 2015, the Company corrected the error from the prior year, accurately checking its exemption provision from rule 15c3-3 on p. 7 with the exemption provision k(2)(i) in accordance with the companies membership agreement.

WSRP, LLC
CERTIFIED PUBLIC ACCOUNTANTS
& BUSINESS ADVISORS
www.WSRP.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Members of
Spencer Pierce Securities, LLC

We have audited the accompanying statement of financial condition of Spencer Pierce Securities, LLC as of December 31, 2015 and the related statements of operations, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of Spencer Pierce Securities, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Spencer Pierce Securities, LLC at December 31, 2015, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The Computation of Net Capital Under SEC Rule 15c3-1, Computation for Determination of the Reserve Requirements Under SEC Rule 15c3-3, and the Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3 (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of Spencer Pierce Securities, LLC's financial statements. The supplemental information is the responsibility of Spencer Pierce Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Securities Exchange Act of 1934 Rule 17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

WSRP, LLC

WSRP, LLC
Salt Lake City, Utah
February 23, 2016

SALT LAKE – 155 North 400 West, Suite 400 · Salt Lake City, Utah · 84103 · 801.328.2011 (office) · 801.328.2015 (fax)
LEHI – 2989 West Maple Loop Drive, Suite 210 · Lehi, Utah · 84043 · 801.328.2011 (office) · 801.776.1551 (fax)
LAS VEGAS – 1820 East Warm Springs Road, Suite 112 · Las Vegas, Nevada · 89119 · 702.451.3099 (office) · 702.568.5030 (fax)

WSRP, LLC
CERTIFIED PUBLIC ACCOUNTANTS
& BUSINESS ADVISORS
www.WSRP.com

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Managing Members of
Spencer Pierce Securities, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by Spencer Pierce Securities, LLC, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, and Other Designated Examining Authorities, solely to assist you and the other specified parties in evaluating Spencer Pierce Securities, LLC's compliance with the applicable instructions of Form SIPC-7. Spencer Pierce Securities, LLC's management is responsible for Spencer Pierce Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the general ledger detail of Spencer Pierce Securities, LLC and respective bank statements, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers from the general ledger detail as well as invoice copies and other supporting documentation from Spencer Pierce Securities, LLC, noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers from the general ledger detail of Spencer Pierce Securities, LLC, supporting the adjustments noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed. There were no overpayments during the year.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

WSRP, LLC

WSRP, LLC
Salt Lake City, Utah
February 23, 2016

SALT LAKE ~ 155 North 400 West, Suite 400 · Salt Lake City, Utah · 84103 · 801.328.2011 (office) · 801.328.2015 (fax)
LEHI ~ 2989 West Maple Loop Drive, Suite 210 · Lehi, Utah · 84043 · 801.328.2011 (office) · 801.776.1551 (fax)
LAS VEGAS ~ 1820 East Warm Springs Road, Suite 112 · Las Vegas, Nevada · 89119 · 702.451.3099 (office) · 702.568.5030 (fax)